

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 14, 2017

Eugene Jiang
Chief Executive Officer
American BriVision (Holding) Corporation
11 Sawyers Peak Drive
Goshen, NY 10924

> **Re: American BriVision (Holding) Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 24, 2017**
> **File No. 333-213618**

Dear Mr. Jiang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2017 letter.

Risk Factors
We are highly dependent on our license agreement with BioLite, page 6

1.   In your updated disclosure on your BioLite collaboration agreement on page 26, you state that one of the amendments made pursuant to the January 2017 addendum is that the royalty percentage may be renegotiated in case BioLite is obligated to pay its licensor in excess of 3% of the net sales. If true, please clarify in this risk factor and in the Business section that the rights you license from BioLite are not owned by BioLite but licensed by BioLite from a third party.

Business
Collaborative Agreement with BioLite, page 35

2.   We refer to your statement in the second bullet on page 36 and elsewhere that you own all Compound IP to the extent such data were developed in North America. However, you state in clause (3) of the last bullet on this page that the ownership of any clinical trial data and Intellectual Property (as defined in your collaborative agreement) shall belong to you. Please reconcile these disclosures so that the ownership of such clinical trial data is clear in your prospectus without referring investors to the agreement itself.

Business
Our Products, page 37

3.   Please revise the descriptions of each of your completed and in-process clinical trials to describe the endpoints. It is not sufficient to state that the trial included endpoints related to efficacy. For completed trials, discuss the results with respect to the trial endpoints.

4.   Please explain your statement on page 40 that "Neither primary nor secondary endpoint will be determined until ABV-1504 Phase II Part II Trials are completed." It is not clear how you can conduct clinical trials without knowing what the endpoints are.

5.   Please update your disclosure in the sixth bullet on page 37 regarding whether you have begun the Phase II clinical trial for ABV-1501 since the first quarter of 2017 has now passed.

6.   With respect to ABV-1501 and ABV-1502, we note that the referenced website describes the primary endpoint as a statistically significant improvement in neutrophil count and neutrophil function. Please revise your disclosure indicating that the primary endpoint is to describe changes in neutrophil count and function to further clarify.

7.   Please update your disclosure to state whether you have received an IND for ABV-1502.

8.   Your discussion of product candidate ABV-1503 on page 39 references a Phase II trial and states that you are currently preparing the IND package for ABV-1503. Please clarify whether all preclinical and Phase I trials for this product have been completed, and whether the IND will only relate to a Phase II trial. If the Phase I trial has been completed, please disclose where it was conducted, and the primary and secondary endpoints of the trial and whether they were met.

9.   We note your revised disclosure in response to comment 9. We refer to your statement in the third full paragraph on page 41 that the Phase II Part I trial for ABV-1505 has been completed, and your statement in the following paragraph that you are in the process of negotiating a clinical trial agreement for both portions of the Phase II trials. Please

reconcile these disclosures, and if the Phase II Part I trial has been completed, please disclose whether the primary endpoint of safety has been met.

Executive Compensation
Outstanding Equity Awards at Fiscal Year End, page 49

10.   Please further update your revised table to disclose the vesting date of the stock award in a footnote, and to reflect the dollar value of the stock award using the closing market price of your stock at the end of the last fiscal year. Refer to Instructions 2 and 3 to Item 402(p)(2) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 50

11.   We acknowledge your revised disclosure in response to comment 16. However, we note you have deleted the previously disclosed transaction with YuangGene Corporation, the company controlled by your CEO, which should still be disclosed in this section since the transaction occurred since October 1, 2015. Please also explain the nature of the relationship with BioLite in this section. Prefer to Item 404(a) of Regulation S-K.

You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joan Wu, Esq. — Hunter Taubman Fischer & Li, LLC